Capitalisation

and

Indebtedness

Exhibit

99.1
The

following

table

sets

out

the

Group’s

capitalisation,

indebtedness

and

contingent

liabilities

on

a

consolidated

basis,

in

accordance

with

IFRS,
as

at

31

December

2020.
2020
As

at

31

December
m
Share

Capital

of

Barclays

PLC
Ordinary

shares

-

issued

and

fully

paid

shares

of

£0.25

each
17,359
£m
Group

equity
Called

up

share

capital

and

share

premium
4,637
Other

equity

instruments
11,172
Other

reserves
4,461
Retained

earnings
45,527
Total

equity

excluding

non-controlling

interests
65,797
Non-controlling

interests
1,085
Total

equity
66,882
Group

indebtedness
Subordinated

liabilities
16,341
Debt

securities

in

issue
75,796
Total

indebtedness
92,137
Total

capitalisation

and

indebtedness
159,019
Group

contingent

liabilities

and

commitments
Guarantees

and

letters

of

credit

pledged

as

collateral

security
15,665
Performance

guarantees,

acceptances

and

endorsements
5,944
Total

contingent

liabilities
21,609
Documentary

credits

and

other

short-term

trade

related

transactions
1,086
Standby

facilities,

credit

lines

and

other

commitments
331,963
Total

commitments
333,049